August 31, 2017

Attn. Mr. Brian Cascio, Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance
U.S. Securities & Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:          Ituran Location and Control Ltd.
Form 20-F for fiscal year ended December 31, 2016
Filed: April 27, 2017
File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd. (the "Company"), in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”).

Our numbered responses below correlate to the numbers in Staff comment letter dated August 22, 2017 and the Staff’s comments are presented in bold italics.

Form 20-F for the Fiscal Year Ended December 31, 2016
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 36

1.
Under “Other expenses (income), net,” please describe to us the nature of the $1.2 million expense recorded in 2016 which appears to be related to a prior year. Also, explain to us why you believe the accounting for this item is appropriate in GAAP.

Response:
The Company respectfully advises the Staf that the $1.2 million expense recorded in 2016, relates to the outcome of a settlement in legal proceeding that has been held between the Company, Mr. Izzy Sherathzki and Company's wholly owned subsidiary, Ituran Sistemas de Monitoramento Ltda. ("Ituran Brazil") and the former chief operating officer of Ituran Brazil ("the former CEO") who was employed by Ituran Brazil during the years 2003-2007. In accordance with the terms of the former CEO termination agreement (which was signed during October, 2007) ("Termination Agreement"), the former CEO was entitled to a certain bonus subject to a successful future IPO or a private placement of Ituran Brazil. However, Company's stance was that such contingent event  never happened nor was it expected to occur. On May 2, 2016, the former CEO filed a lawsuit against the Company in the District Court of Central Region in Tel-Aviv claiming  violations and thwarting the execution of the Termination Agreement, and requesting declaratory relief and issuance of  shares of Ituran Brazil and other affiliates in Brazil.

3 Hashikma St., Industrial Zone Azour  • Mailing Address : P.O.B 11473  •  Tel 03-5571327  •  Fax   03-5571336

The parties commenced negotiations and on October 9, 2016 the parties reached a settlement agreement (i.e the legal proceeding were commenced and concluded during fiscal year 2016).

Following the result of the settlement agreement, the Company was required to recognize its effect in its financial statements.

As such matter relate to the employment of the former CEO in prior years, such expense was titled as ‘prior years expenses’ as part of the Company’s operating income.

Item 18. Financial Statements

2.
The audit report on the consolidated financial statements refers to a separate report issued by another auditor on the financial statements of your subsidiary in Argentina. In an amendment that presents the complete text of Item 18, please also file the report of the other auditor. Refer to Exchange Act Rule 12b-15 and Rule 2-05 of Regulation S-X.

Response:
The Company is respectful for the Staff comment, and will amend the 2016 20-F to include report of of Mazars Estudio Urien & Asociados dated February 6, 2017, the auditor of our subsidiary Ituran de Argentina S.A., in compliance with Exchange Act Rule 12b-15 and Rule 2-05 of Regulation S-X.

Note 11 – Contingent Liabilities, page F-28

3.
With respect to the assessments from the Brazilian Federal Communication Agency, tell us whether you are accounting for potential liabilities under ASC 740 or ASC 450 and explain to us why you believe your accounting treatment is appropriate in GAAP. Also explain to us the nature of the FUST and FUNTELL assessments, including how those levies are computed.

Response:
The Company respectfully advises the Staff, and first will expalin the computation of FUNTTEL and FUST levies which are demanded by ANATEL (National Agency of Telecommunication), then will explain the nature of ANATEL assesments and its position in regards to these assesments and lastly will explain the accounting treatment of these FUNTTEL and FUST assesments:

a.
FUNTTEL or Fundo para o Desenvolvimento Tecnológico das Telecomunicações is the Fund Destined for the Technological Development of Telecommunication. It was created in 2000 (by the law 10.052/2000) to encourage the process of technological innovation, stimulating the human resources capacity, encouraging job creation and providing access to capital resources to small and medium companies, in order to increase the competitiveness of the telecommunication industry in Brazil. FUNTTEL is levied on the revenue of the companies that provide telecommunication services (on a monthly basis). From the basis of calculation are excluded the cancelled sales, the conceded discounts, the ICMS[1] (State Tax on Circulation of Goods and Services), PIS (Social Integration Program) and COFINS (Contribution for Social Security Financing)[2]. The FUNTTEL rate is 0,5%.

FUST is the abbreviated form for Fundo de Universalização dos Serviços de Telecomunicações, or the Fund of Universalization of Telecommunication Services. It was also created in 2000 (by the law 9.998/2000) to cover part of the amount spent to universalize telecommunication services, as long as this cost can't be recovered by the efficient exploitation of the service. FUST is levied on the gross operating revenue of telecommunication service providers, such as telephone operators and broadband internet providers on a monthly basis, resulting from the provision of telecommunication services. The calculation basis does not include the ICMS, the PIS and the COFINS taxes. It must be paid until the 10th day of the subsequent month of verification. Its rate is of 1%.

1Tax levied on transactions involving goods, communication service, telecommunication service and certain services when they conducted between different municipalities or states in Brazil.
2PIS and COFINS are mandatory contributions, which are calculated for all types of revenues, such as services rendered, transitions of goods, operational revenues, others non-operation revenues and financial revenues.

b.
The core services provided by the Company's subsidiaries in Brazil ("Ituran Brazil Group")is tracking and location-based services, consisting predominantly of stolen vehicle recovery, tracking services, using the connection with the location-based services. The Brazilian Federal Constitution adopted the following structure for the collection of the different taxes: Union, States and Municipalities. For example, only the Union may charge income tax and importation tax and the States or Municipalities cannot charge any other similar tax. In this regard, the activity of rendering services in Brazil can only be subject to the Municipal Services Tax (ISS), according to the supplementary law in force (Law  116/2003), following a list of the services taxable by the Municipalities under the item 11.02: “surveillance, security or monitoring of goods and people”. As pointed above, the FUST and FUNTTEL taxes relate to “telecommunication services”. The definition of telecommunication service is “the activity of providing the means for the communication between two or more parties to take place”. The communication service is also commonly defined as the “transportation of the message or information from the sender to the recipient”. Thus, the tax assessment by ANATEL and the Ministry of Communications, against Ituran Brazil Group is disputed by the Company  The service rendered by Ituran Brazil Group, is taxable by the Municipal Services Tax (ISS) and the nature of the telecommunication is not the core service rendered by Ituran Brazil Group. As further described in the consolidated financial statements for the year ended December 31, 2016, considering the legal opinion of the subsidiary’s Brazilian legal counsel, Company's management believes that ANATEL claim is without merit, its interpretation of the legislation is mistaken, given that Ituran Brazil Group do not render telecommunication services, but rather services of monitoring goods and persons for security purposes. Therefore, it was determined by our legal councels in Brazil that the chances of the Company's position to succeed are considered more likely than not and accordingly no provision has been made with respect to the ANATEL claim.

c.
As both FUST and FUNTTEL taxes are levied at a fixed rate on the gross revenue of the companies, such taxes are not eligible to be considered as 'income taxes' in accordance with ASC Topic 740 - Income Taxes and as such, they are subject to the scope of ASC Topic 450-20 - Contingencies - Loss Contingencies. However, it was determined that the chances of the Company's position to succeed are considered more likely than not (as pointed above), thus, it was determined that neither the recognition criteria of ASC Topic 450-20 - Contingencies - Loss Contingencies nor the recognition threshold of ASC topic 740 – Income Taxes (although it was determined that it is not applicable for such taxes) were met. Based on the above, no provision has been made with respect to the ANATEL claim.

*  *  *  *  *
If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346 or by facsimile +972-3-557-1327.

Sincerely, Eli Kamer Chief Financial Officer Ituran Location and Control Ltd.